Exhibit (k)(9)

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Agreement”) is made and entered into as of November 30, 2021 by and between Owl Rock Technology Income Corp., a Maryland corporation (the “Company”), and Owl Rock Technology Advisors LLC, a Delaware limited liability company (the “Adviser”). The Company and the Adviser are sometimes referred to herein as the “Parties.”

WHEREAS, the Parties previously entered into the Investment Advisory Agreement, dated October 1, 2021 (the “ORTA Advisory Agreement”);

WHEREAS, subsequent to the Company’s entrance into the ORTA Advisory Agreement, Owl Rock Technology Advisors II LLC (“ORTA II”) was formed and submitted an application for registration as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”);

WHEREAS, the Adviser and ORTA II are wholly-owned subsidiaries of Blue Owl Capital Holdings LP;

WHEREAS, upon ORTA II’s registration with the SEC, management of the Company desires for ORTA II to serve as investment adviser to the Company pursuant a proposed advisory agreement by and between the Company and ORTA II (the “ORTA II Advisory Agreement”);

WHEREAS, each of the Board of Directors and shareholders of the Company has approved the Company’s entrance into the ORTA II Advisory Agreement, to be effective upon ORTA II’s registration with the SEC; and

WHEREAS, upon ORTA II’s registration with the SEC and concurrent with the Company’s entrance into the ORTA II Advisory Agreement, the Parties desire to terminate the ORTA Advisory Agreement (the “Termination Date”).

NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Parties agree as follows:

1.     From and after the Termination Date, (a) the ORTA Advisory Agreement shall be terminated in all respects and shall be of no further force or effect; (b) neither Party shall have any liabilities or obligations, and each Party shall be forever released and discharged in all respects from any and all obligations under or with respect to the ORTA Advisory Agreement; and (c) neither Party shall have any rights under the ORTA Advisory Agreement.

2.     This Agreement shall be binding upon the successors, legal representatives and assigns of the Parties. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any of the conflict of law rules thereof to the extent such rules would require or permit the application of the laws of another jurisdiction to this Agreement. This Agreement may be executed in counterparts, each of which shall be deemed to original, but all of which together shall constitute one and the same instrument. PDF or other electronic copies of signatures on this Instrument shall be deemed to be original signatures.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

OWL ROCK TECHNOLOGY INCOME CORP.

By:	/s/ Bryan Cole
	Name:	Bryan Cole
	Title:	Chief Financial Officer and Chief Operating Officer

OWL ROCK TECHNOLOGY ADVISORS LLC

By:	/s/ Neena Reddy
	Name:	Neena Reddy
	Title:	General Counsel and Chief Legal Officer